October 12, 2007
VIA EDGAR AND FEDERAL EXPRESS
Mr. John Reynolds
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	TM Entertainment and Media, Inc. Registration Statement on Form S-1 Filed on September 11, 2007 File No. 333-143856
Dear Mr. Reynolds:
          On behalf of TM Entertainment and Media, Inc. (the “Company”), we are filing Amendment No. 4 to the above Registration Statement to reflect a revision in the terms of the offering. Under the new terms, 4% of the total of 7% of the Underwriters discount will be held in the Trust Account, rather than the 3% as contemplated in the previous filings.
          For the convenience of the Staff, we will be providing courtesy copies of Amendment No. 4 marked to show changes from Amendment No. 3 filed on October 9, 2007, as well as copies of Amendment No. 4 marked to show cumulative changes from Amendment No. 2 filed on September 11, 2007.
          If you have any questions, please contact the undersigned at (212) 735-8764 or Joe Segilia at (212) 735-8778.

Sincerely,
/s/ Jack Levy
Jack Levy

cc:	Theodore S. Green Malcolm Bird Jonathan Miller John W. Hyde Ronald Alper